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                             NOTICE TO SHAREHOLDERS

Pursuant to Section 7-108-501 of the Colorado Business Corporation Act (the "CBCA"), notice is hereby given that the Board of Directors of The Quizno's Corporation (the "Company") is expected to consider and authorize a guaranty by the Company of an obligation of Richard E. Schaden, a director and officer of the Company, eleven (11) days from the date of this Notice.

The guaranty will be in favor of Tucker Anthony, the Company's investment banker and financial advisor, which has agreed to make a personal loan to Richard E. Schaden in the approximate amount of $2,100,000 to replace an existing loan which is secured by Mr. Schaden's common stock in the Company.

This Notice is being given to the shareholders who would be entitled to vote if the issue of the approval of the guaranty were submitted to a vote of the shareholders.

Dated November 13, 2000.

                                           THE QUIZNO'S CORPORATION

                                           By:  The Board of Directors